Exhibit 99.3

Oval Office, 18, iLabs Centre
Hitech City, Madhapur
Hyderabad-500 081, India
Tel : +91 40 6736 2000
Fax : +91 40 6736 2200

Limited Review Report – Consolidated Financial Results

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

We have reviewed the accompanying statement of unaudited consolidated financial results of Dr. Reddy’s Laboratories Limited Group comprising Dr. Reddy’s Laboratories Limited (the ‘Company’) comprising its subsidiaries (together referred to as ‘the Group’), and its joint ventures, for the quarter ended December 31, 2017 and year to date from April 01, 2017 to December 31, 2017 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

The preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, Interim Financial Reporting (Ind AS 34) prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of Companies (Indian Accounting Standards) Rules, 2015 read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 is the responsibility of the Company's management and has been approved by the Board of Directors of the Company. Our responsibility is to express a conclusion on the Statement based on our review.

We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement of unaudited consolidated financial results prepared in accordance with recognition and measurement principles laid down in the applicable Indian Accounting Standards specified under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

/s/ Kaustav Ghose
per Kaustav Ghose
Partner
Membership No.: 57828

Place: Hyderabad
Date: January 25, 2018

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295
Regd. Office : 22, Camac Street, Block ‘C’, 3rd Floor, Kolkata-700 016

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2017

All amounts in Indian Rupees millions

		Quarter ended			Nine months ended		Year ended
Sl. No.	Particulars	31.12.2017	30.09.2017	31.12.2016	31.12.2017	31.12.2016	31.03.2017
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	36,164	34,905	36,534	103,558	103,678	138,663
	b) License fees and service income	1,896	555	531	3,121	1,589	2,146
	c) Other operating income	281	138	167	592	575	1,152

	Total revenue from operations	38,341	35,598	37,232	107,271	105,842	141,961

2	Other income	430	316	403	1,103	1,510	1,715

3	Total income (1 + 2)	38,771	35,914	37,635	108,374	107,352	143,676

4	Expenses
	a) Cost of materials consumed	6,378	6,078	5,369	19,004	17,281	21,930
	b) Purchase of traded goods	3,906	3,308	3,496	10,013	10,001	13,752
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	83	983	(706)	1,311	(2,885)	(1,233)
	d) Employee benefits expense	8,181	7,890	8,146	24,144	24,357	31,068
	e) Selling expenses	3,357	3,028	3,145	9,649	9,962	12,934
	f) Depreciation and amortisation expense	2,715	2,702	2,665	8,009	7,723	10,266
	g) Finance costs	172	223	164	610	438	634
	h) Other expenditure	8,509	7,617	9,137	25,274	28,309	38,788

	Total expenses	33,301	31,829	31,416	98,014	95,186	128,139

5	Profit before tax (3 - 4)	5,470	4,085	6,219	10,360	12,166	15,537

6	Tax expense:
	a) Current tax	653	615	1,368	1,569	3,663	3,096
	b) Deferred tax	1,875	508	17	2,319	(796)	(131)

7	Net profit for the period / year (5 - 6)	2,942	2,962	4,834	6,472	9,299	12,572

8	Share of profit of equity accounted investees, net of tax	85	92	89	275	247	349

9	Net profit after taxes and share of profit of associates (7 + 8)	3,027	3,054	4,923	6,747	9,546	12,921

10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	(1,430)	(680)	864	(3,704)	2,583	1,930
	(ii) Income tax relating to items that will not be reclassified subsequently to profit or loss	331	165	(261)	875	(594)	(404)

	b) (i) Items that will be reclassified subsequently to profit or loss	(103)	(126)	544	(209)	991	1,279
	(ii) Income tax relating to items that will be reclassified subsequently to profit or loss	16	46	47	4	7	136
	Total other comprehensive income	(1,186)	(595)	1,194	(3,034)	2,987	2,941

11	Total comprehensive income (9 + 10)	1,841	2,459	6,117	3,713	12,533	15,862

12	Paid-up equity share capital (face value Rs. 5/- each)	829	829	829	829	829	829

13	Reserves						121,792

14	Earnings per equity share (face value Rs.5/- each)

	Basic	18.25	18.42	29.72	40.69	57.18	77.53
	Diluted	18.22	18.39	29.65	40.61	57.04	77.37
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY'S LABORATORIES LIMITED

Segment Information		All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
Sl. No.	Particulars	31.12.2017	30.09.2017	31.12.2016	31.12.2017	31.12.2016	31.03.2017
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	6,895	7,210	6,997	20,077	20,863	27,832
	b) Global Generics	30,270	28,672	30,714	86,424	86,567	115,736
	c) Proprietary Products	2,136	728	603	3,403	1,814	2,783
	d) Others	389	444	435	1,411	1,331	1,791
	Total	39,690	37,054	38,749	111,315	110,575	148,142

	Less: Inter-segment revenue	1,349	1,456	1,517	4,044	4,733	6,181
	Add: Other un-allocable income	-	-	-	-	-	-
	Total revenue from operations	38,341	35,598	37,232	107,271	105,842	141,961

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,302	1,125	1,537	2,960	3,954	4,497
	b) Global Generics	17,912	16,936	19,649	50,684	54,055	71,079
	c) Proprietary Products	2,022	633	509	3,073	1,541	1,951
	d) Others	181	225	210	716	645	853
	Total	21,417	18,919	21,905	57,433	60,195	78,380

	Less: Other un-allocable expenditure / (income), net	15,947	14,834	15,686	47,073	48,029	62,843
	Total profit before tax	5,470	4,085	6,219	10,360	12,166	15,537

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The Company adopted Indian Accounting Standards (“Ind AS”) from 1 April 2016 and accordingly these results have been prepared in accordance with the recognition and measurement principles laid down in the Ind AS 34, Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder and other accounting pronouncements generally accepted in India. Financial results for all the periods presented have been prepared in accordance with the recognition and measurement principles of Ind AS 34.

2	Post implementation of Goods and Services Tax (“GST”) with effect from 1 July 2017, revenue from operations is disclosed net of GST. Revenue from operations for the earlier periods included excise duty which is now subsumed in the GST. Revenue from operations for the nine months ended 31 December 2017 includes excise duty upto 30 June 2017. Accordingly, revenue from operations for the quarter and nine months ended 31 December 2017 are not comparable with those of the previous periods presented.

3	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016. The U.S. FDA completed the reinspection of the aforementioned facilities in March and April 2017. The Company has responded to the observations identified by the U.S. FDA. We have received Establishment Inspection report from the U.S. FDA for API manufacturing facility at Miryalaguda in June 2017 which indicates that the audit is closed.

4	In the United States of America, The Tax Cuts and Jobs Act of 2017 was approved and enacted in to law on 22 December 2017. The law includes significant changes to the U.S. corporate income tax system, including a reduction in Federal corporate tax rate from 35% to 21%. Consequent to this enactment, the Company has re-measured its U.S. deferred tax assets and liabilities based on the new tax law and this resulted in a one-off charge of Rs. 873 million for the quarter ended 31 December 2017.

5	During the quarter ended 31 December 2017, the Company entered into a settlement agreement with the U.S. Department of Justice with respect to a litigation involving packaging for five blister packed prescription products. Consequent to the settlement, the Company has agreed to pay Rs. 319 million (U.S.$ 5 million) to the Department of Justice. The same has been provided in the books of account under the head “other expenditure”.

6	The unaudited results were reviewed by the Audit Committee of the Board on 24 January 2018 and approved by the Board of Directors of the Company at their meeting held on 25 January 2018.

7	The results for the quarter and nine months ended 31 December 2017 were subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report was issued by them thereon.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 25 January 2018	Managing Director & Chief Executive Officer